EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

September 18, 2017

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Investigation of Israeli Securities Authority

Further to the immediate reports published by the Company on June 20, 22 and 23 and on July 11 and 13, 2017 regarding the investigation of the Israel Securities Authority (the “Investigation”) and further to the Company’s immediate report dated July 23, 2017 in the matter and the decisions of the Tel Aviv-Jaffa Magistrate Court dated July 21, 2017, concerning a change in the terms of release on restrictive conditions for a number of suspects in the Investigation, among them Mr. Shaul Elovitch, the controlling shareholder and chairman of the Company’s Board of Directors, Mr. Or Elovitch, a director of the Company and Ms. Stella Handler, the CEO of the Company, which were set for a 60-day period and included, among other limitations, partial restrictions on contacts with employees of the Bezeq Group and Eurocom and with officers in the companies, as well as additional restrictions as detailed in such report, an immediate supplementary report is hereby provided that on September 18, 2017, the restrictions were consensually extended in relation to Mr. Shaul Elovitch, Mr. Or Elovitch and Ms. Stella Handler, as well as with respect to officers and other personnel in the group, until November 1, 2017 (certain restrictions were eased for some of the foregoing parties).

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.